Himalaya Shipping Ltd. (HSHP) – Grant of Share Options

Hamilton, Bermuda, February 20, 2024

In September 2021, the Board established a long-term incentive plan for the Group's directors and other key human resources (the "LTI Plan") and approved a set of general rules for the LTI Plan. Furthermore, the Board allocated 800,000 of the Company's authorised but unissued share capital as settlement of the exercised options granted under the LTI Plan.

The Board has resolved to grant 115,000 share options to key human resources and one director under the Company's LTI Plan. Each share option gives the holder the right to purchase one share in the Company at an exercise price of USD 8.00. The share options will vest over a period of three years and expire five years after the grant date.

Following the grant, the total number of outstanding share options is 761,000.

The following primary insider was granted options:

Jehan Mawjee (Director), was granted 50,000 options, following which she holds in total 50,000 options.

Please see the attached form of notification and public disclosure by the PDMR.

This information is subject to the disclosure requirements in article 19 of the Regulation (EU) 596/2014 (the Market Abuse Regulation) and section 5-12 of the Norwegian Securities Trading Act.

For further queries, please contact:
Herman Billung, Contracted CEO
Telephone +47 918 31 590

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has nine vessels in operation and three Newcastlemax dry bulk vessels under construction at New Times Shipyard in China. The remaining newbuildings are expected to be delivered by Q2 2024.